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                                 NETGEAR, Inc.
                           4500 Great America Parkway
                              Santa Clara, CA 95054
                     Tel. (408) 907-8000 Fax (408) 907-8097


                                February 7, 2001



VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
Attn: Barry N. Summer
      Seth Tobin
      Joseph Kempf
      Terry French

      RE: NETGEAR, INC.
          Registration Statement on Form S-1
          Filed on September 8, 2000
          File No. 333-45472

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, NETGEAR, Inc. (the "COMPANY") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-45472 (the "S-1 REGISTRATION STATEMENT"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's common stock have been or will be made pursuant to the S-1 Registration Statement.

     If you have any questions, please call John Sheridan or Anthony Kikuta of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

Very truly yours,

/s/ Patrick C.S. Lo
---------------------------
Patrick C.S. Lo
Chief Executive Officer

cc: John Sheridan, Esq.
    Anthony Kikuta, Esq.